SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JUNE 2004

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2004

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Finance Director and Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:     Press Release dated June 23, 2004. Grupo TMM;S.A. Commences Next Step In Its Restructuring Plan

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner, Senior Vice President	Kristine Walczak, General Investors
Investor Relations	Analysts and Media
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)	(kwalczak@dresnerco.com)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

GRUPO TMM, S.A. COMMENCES NEXT STEP
IN ITS RESTRUCTURING PLAN

LAUNCHES EXCHANGE OFFER AND CONSENT SOLICITATION FOR ITS
9½% SENIOR NOTES DUE 2003 AND 10¼% SENIOR NOTES DUE 2006

Mexico City, June 23, 2004 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) (”Grupo TMM” or the ”Company”) announced today that it has commenced its exchange offer for all of its outstanding 9½% Notes due 2003 (the ”2003 notes”) and its 10¼% Senior Notes due 2006 (the ”2006 notes” and together with the 2003 notes, the ”existing notes”). The exchange offer is being conducted to implement the previously announced restructuring of the existing notes. The Company has entered into voting agreements with the holders of approximately 72% of the outstanding principal amount of the existing notes pursuant to which they have agreed to support the restructuring and to exchange their existing notes. The Company is also soliciting consents to the proposed amendments to the indenture governing the 2006 notes and acceptances of a pre-packaged plan of reorganization described below. The prepackaged plan would, if confirmed, implement the restructuring on essentially the same terms as the exchange offer.

In the exchange offer, the Company is offering to exchange $1,000 principal amount of the Company’s newly issued Senior Secured Notes due 2007 (the ”new notes”) for each $1,000 principal amount of existing notes validly tendered in the exchange offer. Holders whose consents are validly received prior to July 8, 2004 (the ”consent date”) will be entitled to receive as a consent fee a pro rata portion of approximately $21.1 million of new notes. Accrued unpaid interest on the existing notes through the settlement date of the exchange offer will be paid in additional new notes with a principal amount equal to the amount of the accrued interest. On July 22, 2004, the current expiration date of the exchange offer, the amount of accrued interest on the 2003 notes and the 2006 notes will be approximately $186 and $190, respectively, per $1,000 principal amount of such existing notes.

The new notes will be guaranteed on a senior basis by each of the Company’s wholly-owned subsidiaries and will be secured by a pledge of certain assets of the Company and the guarantors. The new notes will bear interest initially at 10½% per annum, payable, at the option of the Company, in cash or in additional new notes, provided, that the Company must pay at least 2% per annum in cash interest. If the Company elects to pay a portion of the interest in additional new notes, the interest rate will increase.

The new notes will mature on August 1, 2007, subject to the right of the Company to extend the maturity until August 1, 2008 under certain circumstances. The new notes are redeemable at any time at the option of the Company and the Company is required to redeem or repurchase notes with the proceeds of certain assets sales or other payments.

The exchange offer will expire at, and the ballots for the pre-packaged plan must be received by, 5:00 p.m., New York City time, on July 22, 2004, unless extended. You may not withdraw any existing notes once they are tendered, except under limited circumstances.

The primary purpose of the consent solicitation is to eliminate substantially all of the restrictive covenants of the indenture governing the 2006 notes. Holders who tender their 2006 notes in the exchange offer will be deemed, as a condition to a valid tender, to have given their consent to the proposed amendments to the indenture governing the 2006 notes. Concurrent with the exchange offer, the Company is also soliciting votes to accept a prepackaged plan of reorganization under chapter 11 of the United States Bankruptcy Code or, at the Company’s election, Mexican bankruptcy law, which, if confirmed, would accomplish the restructuring on substantially the same terms as the out-of-court restructuring through the exchange offer. Grupo TMM only expects to seek confirmation of the pre-packaged plan of reorganization if the minimum tender condition to its exchange offer is not satisfied or waived.

The exchange offer is conditioned upon, among other things, receipt of valid tenders (including exchanges pursuant to the voting agreements) representing at least 98% of the outstanding principal amount of the 2003 notes and at least 95% of the outstanding principal amount of the 2006 notes. Pursuant to the voting agreements, holders of approximately 71% of the 2003 notes and approximately 72% of the 2006 notes have agreed to exchange their existing notes for new notes and to vote in favor of the pre-packaged plan of reorganization. Accordingly, the Company believes that it should have sufficient support from the holders of the existing notes to complete the restructuring through the pre-packaged plan if the minimum tender condition of the exchange offer is not met.

Questions regarding the proposed restructuring should be directed to Martin F. Lewis and Ronen Bojmel at Miller Buckfire Lewis Ying & Co., LLC, the Company’s financial advisor, or Alan D. Fragen and Oscar A. Mockridge of Houlihan Lokey Howard & Zukin Capital, the Ad Hoc Bondholders’ Committee’s financial advisor. Akin Gump Strauss Hauer & Feld LLP is legal counsel to the Ad Hoc Bondholders’ Committee.

Martin F. Lewis	Ronen Bojmel
Miller Buckfire Lewis Ying & Co., LLC	Miller Buckfire Lewis Ying & Co., LLC
250 Park Avenue	250 Park Avenue
New York, New York 10177	New York, New York 10177
Telephone: (212) 895-1805	Telephone: (212) 895-1807
martin.lewis@mbly.com	ronen.bojmel@mbly.com

Alan D. Fragen	Oscar A. Mockridge
Houlihan Lokey Howard & Zukin Capital	Houlihan Lokey Howard & Zukin Capital
1930 Century Park West	685 Third Avenue
Los Angeles, California 90067	New York, New York 10017
Telephone: (310) 788-5338	Telephone: (212) 497-4175
afragen@hlhz.com	omockridge@hlhz.com

Miller Buckfire Lewis Ying & Co., LLC and Elek, Moreno-Valle y Associados are acting as financial advisors to Grupo TMM in connection with the exchange offer and the restructuring.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. TMM also has a significant interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Visit TMM’s web site at http://www.grupotmm.com and TFM’s web site at http://www.tfm.com.mx. Both sites offer Spanish/English language options. Grupo TMM is listed on the New York Stock Exchange under the symbol "TMM" and Mexico's Bolsa Mexicana de Valores under the symbol "TMM A."

The exchange offer and consent solicitation are made solely by the prospectus dated June 18, 2004, the related letter of transmittal and consent, and the ballot for the pre-packaged plan. These documents contain important information about the Company and the proposed restructuring. Investors and holders of the existing notes are urged to read these documents carefully. Copies of the prospectus and transmittal materials can be obtained from Innisfree M&A Incorporated, the solicitation agent, information agent and voting agent for the exchange offer and solicitation, at the following address:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
(877) 750-2689 (toll free)
Fax: (212) 750-5799

Copies of the Prospectus and other materials filed by the Company under the United States Securities Exchange Act of 1934 may also be obtained free of charge through the website maintained by the United States Securities and Exchange Commission at http://www.sec.gov.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the new notes. The exchange offer, consent solicitation and solicitation of acceptances are not being made to, nor will tenders be accepted from, or on behalf of, holders of existing notes in any jurisdiction in which the making of the exchange offer and the solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and restructuring; the outcome of pending litigation and arbitration with Kansas City Southern; the timing of the receipt of any amounts in respect of TFM's pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to complete the proposed restructuring or otherwise repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.